
17017914

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Global Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Windsor Road
(No. and Street)

Waban	MA	02468
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Johnson 617 794 4383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Global Capital Services, LLC, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EDDIE A BRIMAGE
Notary Public, Commonwealth of Massachusetts
My Commission Expires June 17, 2022

Signature

Managing Partner
Title

Notary Public 5/22/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Liberty Global Capital Services, LLC
225 Franklin Street,
26th Floor
Boston, MA 02110

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Global Capital Services, LLC as of March 31, 2017 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Liberty Global Capital Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Global Capital Services, LLC as of March 31, 2017, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Liberty Global Capital Services, LLC financial statements. Supplemental Information is the responsibility of Liberty Global Capital Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 22, 2017

Liberty Global Capital Services, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended March 31, 2017

ASSETS

CURRENT ASSETS	
Cash in Bank	$142,911
Deposit, Cambridge Mercantile (for fx transactions)	2,500
Accounts Receivable	618,941
Deposit	1,000
Prepaid Expenses	1,978
Total Current Assets	767,330
PROPERTY AND EQUIPMENT	501
TOTAL ASSETS	**$ 767,831**

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 15,730
Accrued Expenses	500
Total Current Liabilities	16,230
LONG-TERM LIABILITIES	
Total Liabilities	16,230
MEMBERS' EQUITY	
Members' Equity	751,601
Total Members' Equity	751,601
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 767,831**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended March 31, 2017

Revenues	
Private Placements	$786,690
Other Income	20,535
Total Revenues	807,225
Operating Expenses	
Employee compensation	300,000
Communications and data processing	5,749
Other expenses	117,678
Total Operating Expenses	423,427
Operating Income (Loss)	383,798
Net Income (Loss)	**383,798**

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

Liberty Global Capital Services, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended March 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	$383,798
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(362,727)
Other	(898)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(9,095)
Accrued Liabilities	(50,568)
Total Adjustments	(423,288)
Net cash provided by (Used in) Operating Activities	(39,490)
CASH FLOWS FROM INVESTING ACTIVITIES	
Depreciation of Fixed Assets	751
Net cash provided by (Used In) Investing Activities	751
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	86,430
Treasury Stock	0
Net Cash Provided By (Used In) Financing Activities	86,430
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,691
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	97,720
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$145,411**

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

Liberty Global Capital Services, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended March 31, 2017

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at April 1, 2016	-	$281,373	$281,373
Net Income for the year ended March 31, 2017	-	383,798	383,798
Member Contributions	105,000	-	105,000
Member Distributions	-	(18,570)	(18,570)
Prior Period Adjustment	-	-	-
Balance at March 31, 2017	$ 105,000	$ 646,601	$ 751,601

The accompanying notes are an integral part of these financial statements.

See accountant's audit report

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2017

NOTE A- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Global Capital Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was formed as a Limited Liability Company on April 6, 2004. The Financial Industry Regulatory Authority, Inc. (FINRA) FINRA approved the Company's application to provide private placement services for its clients. The Company has adopted a fiscal year ending March 31. The firm had a change of ownership during the 2017 fiscal year, from 100% ownership by Kevin Johnson, to 100% ownership by Liberty Global Advisory Services, LLC, which is co-owned 50-50 by Kevin Johnson and Ernest Lambers. The change of ownership was approved by FINRA as of May 10, 2016.

Description of Business

The Company, located in Boston, MA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company operates under SEC Rule 15(k)(2)(i) which provides an exemption for "A Special Account of the Benefit of Customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable- Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Revenues are recognized on an accrual basis. Revenue consists of commission revenues, which are recorded by the Company on the date of completion of contractual requirements, and other revenue, which are expense reimbursements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 22, 2017 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2017 the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Liberty Global Capital Services, LLC, a limited liability company has elected to be taxed as a partnership. The federal taxation occurs at the level of the ownership of the partnership.

Concentration

The company has revenue concentrations; the firm specializes in capital acquisition brokerage

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2017

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C- POSSESSSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15(k)(2)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedure related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms.

NOTE E- COMMITMENTS AND CONTINGENCIES

Liberty Global Capital Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2017

See accountant's audit report

Liberty Global Capital Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2017

Computation of Net Capital

Stockholder's Equity		$ 751,601
Non-Allowable Assets		
Other Assets	$ 3,500	
Prepaid Expenses	1,978	
Property & Equipment	501	
Accounts Receivable -other	618,941	
Total Non-Allowable Assets		(624,920)
Haircuts on Securities Positions		
Securities Haircuts	0	
Undue Concentration Charges	0	
Total Haircuts on Securities Positions		0
Net Allowable Capital		126,681

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,082
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 121,681

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$16,230
Percentage of Aggregate Indebtedness to Net Capital	13 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2017	$ 126,681
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	126,681
Reconciled Difference	**$0**

See accountant's audit report

Liberty Global Capital Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **March 31, 2017**

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31,2017, the Company had net capital of $126,681 which was $121,681 in excess of its required net capital of $5,000. The Company's net capital ratio was 13% . The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Liberty Global Capital Services, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2017

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2017

See accountant's audit report

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

May 22, 2017

To the Members of

Liberty Global Capital Services, LLC

225 Franklin Street

Boston, MA 02110

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Liberty Global Capital Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Liberty Global Capital Services, LLC. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1), and (2) Liberty Global Capital Services, LLC. stated that Liberty Global Capital Services, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Global Capital Services, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Global Capital Services, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

See accountant's audit report

Liberty Global Capital Services, LLC

May 22, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE March 31, 2017

Dear Mr. Richardson Jr.,

Please be advised that Liberty Global Capital Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of April 1, 2016 through March 31, 2017. Liberty Global Capital Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (assist clients in raising fund of limited liability partnerships). Liberty Global Capital Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, April 6, 2004.

Kevin Johnson, the president of Liberty Global Capital Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2017.

Kevin Johnson has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Liberty Global Capital Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (617) 451-9595.

Very truly yours,



Liberty Global Capital Services, LLC.
Kevin Johnson
President

225 Franklin Street, 26th Floor Boston MA 02110
Telephone: 617 451 9595 Fax: 617 451 9599

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2017

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

To the Members of

Liberty Global Capital Services, LLC

225 Franklin Street. 26th Floor

Boston, MA 02110

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2016 to March 31 , 2017, which were agreed to by Liberty Global Partners, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Liberty Global Partners, LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Liberty Global Partners, LLC's management is responsible for Liberty Global Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $717.00.

2. Compared audited Total Revenue for the period of April 1, 2016 through the March 31, 2017 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Liberty Global Partners, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 22, 2017